Exhibit 99.1

Enthusiast Gaming Announces Renewal of ExitLag Partnership

LOS ANGELES, March 24, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, is pleased to announce a renewed partnership deal with ExitLag, a Brazilian software company dedicated to a better online experience through gamer-developed technology. ExitLag will continue to leverage Enthusiast Gaming’s extensive Gen Z and Millennial reach, as the Latin American software developer builds its customer base in the United States, with its proprietary technology to improve routing connections for gamers.

The renewed partnership will deepen the relationship between Luminosity Gaming’s creators and esports athletes and ExitLag. ExitLag’s logo will continue to receive prominent placement on the team jersey, and ExitLag will work with the most prominent creators on the Luminosity roster.

“With more than 145 million social followers globally, we know our esports organization, Luminosity Gaming, is well positioned to continue delivering results for ExitLag,” said Adrian Montgomery, CEO of Enthusiast Gaming. “This renewal is further evidence of Luminosity’s strength and reach, the unique relationship our creators have with the gaming community, and their ability to deliver for customers like ExitLag.”

“We are delighted to renew our partnership with Enthusiast Gaming, extending our reach with the North American gaming community through Luminosity Gaming and its entertaining roster of creators,” commented Átila Breowicz, CMO of ExitLag. “This partnership is critical as we continue to build our business in North America and worldwide, providing gamers around the world with a superior gaming experience.”

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; communities, content, creators and experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About ExitLag

ExitLag is a Brazilian software company founded in 2010 and developed by gamers. ExitLag’s software utilizes strategic algorithms for the best route optimization on the market, and its proprietary technology seeks to provide the best game route through mapping out multiple routes and sending the packet through the optimal one. ExitLag guarantees a stable connection through a real-time optimization system that counts on a worldwide server network spread throughout all continents.

In 2019, the Company expanded into the US, moving its headquarters to Florida, in order to establish a deeper connection with the North American market. Since then, the company has become one of the most recommended tunneling services worldwide and remains committed to continually improving services and relationships with its users.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com
343-422-5606

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include but are not limited to statements relating to planned partnership activities of Enthusiast Gaming.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success of the esports and gaming media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks are set out in Enthusiast Gaming’s public disclosure record filed under the Company’s profile on www.sedar.com and also available on www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com and at www.sec.gov. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.